UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)*

                                 SICOR INC.
                         (f/k/a Gensia Sicor Inc.)
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                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
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                       (Title of Class of Securities)

                                372450 10 6
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                               (CUSIP Number)

         Robert T. Thompson                         Robert T. Thompson
        FFT Partners I, L.P.                  FFT Executive Partners I, L.P.
c/o Ferrer Freeman Thompson & Co. LLC     c/o Ferrer Freeman Thompson & Co. LLC
              The Mill                                   The Mill
         10 Glenville Street                       10 Glenville Street
         Greenwich, CT 06831                       Greenwich, CT 06831
           (203) 532-8011                             (203) 532-8011

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                May 2, 2000
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          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because ofss.ss.240.13d-1(C), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 372450 10 6                           Page 2 of 14 Pages

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        FFT Partners I, L.P.

        TIN: 06-1458417

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               6,684,609

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           None

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             6,684,609

                10  SHARED DISPOSITIVE POWER

                        None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,684,609

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.8% or, if FFT Partners I, L.P. and FFT Executive Partners I, L.P. are deemed to be a group, 7.0%.

14  TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No. 372450 10 6                           Page 3 of 14 Pages

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        FFT Executive Partners I, L.P.

        TIN: 06-1458417

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               251,899

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             251,899

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        251,899

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .3% or, if FFT Partners I, L.P. and FFT Executive Partners I, L.P. are deemed to be a group, 7.0%.

14  TYPE OF REPORTING PERSON

        PN

          This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D filed by FFT Partners I, L.P. (formerly known as Health Care Capital Partners, L.P.), a Delaware limited partnership, and FFT Executive Partners I, L.P. (formerly known as Health Care Executive Partners, L.P.), a Delaware limited partnership, relating to the common stock (the "Common Stock") of Sicor Inc. (formerly known as Gensia Sicor Inc.) on May 12, 1997. Pursuant to Rule 101 under Regulation S-T, this Amendment restates the entire text of the Schedule 13D.


ITEM 1.           SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the common stock, $.01 par value per share ("Common Stock") of Sicor Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 9360 Towne Centre Drive, San Diego, California 92121.

     Each of the persons filing this Schedule 13D is deemed to be the beneficial owner of the shares of Common Stock reported with respect to such person in Item 5 by virtue of its ownership of Common Stock and warrants to purchase shares of Common Stock.

ITEM 2.           IDENTITY AND BACKGROUND.

     This Schedule 13D is filed on behalf of FFT Partners I, L.P. ("FFTP") and FFT Executive Partners I, L.P. ("FFTEP"). FFTP and FFTEP are Delaware limited partnerships and are collectively referred to as the "Filer". The general partner of the Filer is Ferrer Freeman Thompson & Co. LLC, a Connecticut limited liability company ("FFT").

     The business of the Filer is to achieve long term capital appreciation through privately negotiated equity and equity-oriented investments, including, but not limited to, common stock, preferred stock, warrants and convertible securities exclusively in the health care industry.

     The business addresses of FFTP, FFTEP and FFT (and each of the members and executive officers of FFT set forth in Schedule I, such Schedule I hereby incorporated herein by reference) is set forth in the cover page hereof.

     For information with respect to the identity and background of each member and executive officer of FFT, see Schedule I hereto.

     During the past five years, neither the Filer nor, to the best knowledge of the Filer, FFT or any person identified on Schedule I, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     FFTP and FFTEP may constitute a "group" as such term is used in
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Information with respect to each of FFTP and FFTEP is given solely by each of FFTP and FFTEP and no person has responsibility for the accuracy or completeness of information supplied by any other person. FFTP and FFTEP have entered into a Joint Filing Agreement, originally dated as of May 19, 1997, attached hereto as Schedule II (such Schedule II hereby incorporated herein by reference).

     All persons identified in Schedule I are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On May 1, 1997, the Company and FFTP entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") providing for the purchase by FFTP of 2.675% Subordinated Convertible Notes due May 1, 2004 (the "Notes") in the aggregate principal amount of $20,000,000 and warrants to purchase 2,645,503 shares of Common Stock (the "Warrants"). The total purchase price for the Notes and Warrants was $20,000,000. The purchase closed on May 19, 1997 (the "Closing Date"). As more fully described in
Item 4 below, the Warrants are not exercisable as to 50% of the shares of Common Stock underlying the Warrants until the third anniversary of the Closing Date and then only if certain conditions are met. A copy of the Securities Purchase Agreement (the "Securities Purchase Agreement") is attached hereto as Exhibit 1. The source of funds used for the purchase of the Notes and the Warrants reported in this Schedule 13D was available committed capital of FFTP and FFTEP.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Filer acquired the Notes and Warrants as an investment and in the ordinary course of business. Since making the investment, the Filer has reviewed its investment results to date and general market conditions on a continuing basis. Based upon such review, as described below in Section 5(c), on May 2, 2000 the Filer converted all the Notes into shares of Common Stock at a conversion ratio obtained by dividing each $100 of outstanding principal amount of Notes by a conversion price equal to $3.78, and made an in-kind distribution of a portion of the shares of Common Stock received upon conversion of the Notes to its Limited Partners . The Filer expects to review on a continuing basis its remaining investment in the Company, including the Company's business, financial condition and operating results and general market and industry conditions. Based upon such continuing review, it may (i) exercise the Warrants in whole or in part, (ii) dispose of the Common Stock or Warrants in the open market, in privately negotiated transactions or otherwise, or (iii) make additional distributions of the Common Stock it now holds or acquires after conversion of the Warrants to its Limited Partners.

     The powers, rights and privileges of the Warrants are described in the form of Warrant to purchase shares of Common Stock of the Company, attached as Exhibit B to the Securities Purchase Agreement. At any time after the Closing Date, and until May 1, 2004, the holder of the Warrants may exercise the Warrants for all or any part of the number of shares of Common Stock purchasable thereunder at the Warrant exercise price of $4.347, subject to certain adjustments set forth in the Warrants (the "Current Warrant Price"); provided, however, that the Warrants are not exercisable as to 50% of the shares of Common Stock underlying the Warrants until May 19, 2000 ( the "Contingent Warrants"). Any portion of the Contingent Warrants which are then exercisable and have not previously been exercised shall expire upon the occurrence of a Change of Control.

     The Conversion Ratio and the exercise price in connection with, and the number of shares exercisable under, the Warrants are subject to certain antidilution adjustments contained in the Securities Purchase Agreement and the Warrants.

     Pursuant to the Securities Purchase Agreement, the Company agreed that its Board of Directors would take all necessary action to elect to the Board a person reasonably acceptable to the Board designated by FFTP and, so long as any of FFTP or FFT shall beneficially own $10,000,000 of aggregate principal amount of the Notes or of stated value of the Preferred Stock, at each annual meeting for the election of the class of directors which includes such designee, to nominate and recommend for election to the Board of Directors of the Company a person designated by FFTP who is reasonably acceptable to the Board of Directors of the Company. Due to the Filer's conversion of all the Notes on May 2, 2000 (as discussed below in Item 5(c)), the Company is no longer required to take such action.

     On the Closing Date, FFTP assigned to FFTEP FFTP's rights under the Securities Purchase Agreement to purchase $795,000 principal amount of the Notes and Warrants exercisable for 105,159 shares of Common Stock, and its proportionate right, title and interest in, and obligations under, the Securities Purchase Agreement and such other documents ancillary thereto (collectively, the "Assigned Interest") pursuant to the terms of an Assignment Agreement, attached hereto as Exhibit 4. For purposes of this
Item 4, all references to FFTP shall be references to FFTP and FFTEP.

     Except as set forth above and in Item 5(c), neither the Filer nor, to the best knowledge of the Filer, any person identified in Item 2 of this
Schedule 13D, has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The percentages set forth in this Item 5 are based on (i) the Proxy Statement filed by the Company on April 28, 2000 which stated that the Company had 90,577,545 shares of Common Stock outstanding as of April 28, 2000 and (ii) the conversion of the Filer's Notes into 5,291,005 shares of Common Stock, resulting in there being 95,868,550 shares of the Common Stock outstanding.

     (a) (i) FFTP is deemed to beneficially own 6,684,609 shares of Common Stock by virtue of its ownership of 4,144,265 shares of Common Stock and its right to acquire beneficial ownership of 2,540,344 shares of Common Stock within 60 days through the exercise of its portion of the Warrants, including the Contingent Warrants. Assuming the exercise of the Warrants, the 6,684,609 shares of Common Stock beneficially owned by FFTP represents 6.8% of the outstanding Common Stock (computed in accordance with Rule 13d-3(b) of the Exchange Act).

     (ii) FFTEP is deemed to beneficially own 251,899 shares of Common Stock by virtue of its ownership of 146,740 shares of Common Stock and its right to acquire beneficial ownership of 105,159 shares of Common Stock within 60 days through the exercise of its portion of the Warrants, including the Contingent Warrants. Assuming the exercise of the Warrants, the 251,899 shares of Common Stock beneficially owned by FFTEP represents
 .3% of the outstanding Common Stock (computed in accordance with Rule 13d-3(b) of the Exchange Act).

     (iii) Based on the foregoing, if FFTP and FFTEP are deemed to be a group, assuming the conversion of the Warrants (including the Contingent Warrants) they together would be deemed to beneficially own 6,936,508 shares of Common Stock, which represents 7.0% of the outstanding Common Stock (computed in accordance with Rule 13d-3(b) of the Exchange Act).

     (b) The responses of the Filer to Items 7 through 11 and Item 13 on the cover page of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

     (c) On April 25, 2000, the Filer served a conversion notice upon the Company to convert all $20,000,000 aggregate principal amount of Notes into Common Stock. Pursuant to the conversion of the Notes, on May 2, 2000 FFTP received 5,080,688 shares of Common Stock and FFEP received 210, 317 shares of Common Stock in exchange for the Notes. On May 2, 2000 FFTP distributed 936,423 shares of Common Stock to its Limited Partners and FFTEP distributed 63,577 shares of Common Stock to its Limited Partners.

     (d) Not applicable.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     For purposes of this Item 6, all references to FFTP shall be deemed to be references to FFTP and FFTEP.

     The Company agreed to file a notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") with respect to the securities of the Company acquired by FFTP not later than July 31, 1998, and agreed not to deliver any notice of redemption or conversion to FFTP unless (i) the Company has previously filed under the HSR Act, (ii) the applicable waiting period has expired or been terminated and (iii) the date fixed for redemption or conversion is a date on which FFTP would not be prohibited from owning voting securities of the Company. The Company and Filer made such a filing and received early termination of the applicable waiting period on March 23, 2000.

     Under the Registration Rights Agreement attached as Exhibit D to the Securities Purchase Agreement, the holders of Registerable Securities (as defined in the Registration Rights Agreement) representing not less than 25% of the number of shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants (excluding Contingent Warrants not then exercisable or which have expired) may, after August 28, 1998, request that the Company effect the registration under the Securities Act of all or part of such holder's Registerable Securities, provided that the Current Market Value of such offering shall exceed $5 million. The Company is not required to effect more than three demand registrations during the term of the Registration Rights Agreement or more than two demand registrations in any twelve month period. In addition, if the Company proposes to register any of its securities under the Securities Act by registration on Forms S-1, S-2 or S-3, the Company will use its best efforts to effect registration of the shares of Common Stock issued upon conversion of the Notes, the Preferred Stock, or the Warrants requested to be included in such registration by FFTP. At the Filer's request, the Company filed a Registration Statement covering the sale from time to time of shares of Common Stock issuable upon the conversion of the Notes and exercise of the Warrants. This Registration Statement was declared effective by the Securities and Exchange Commission on January 29, 1999.

     The foregoing descriptions of the Securities Purchase Agreement, the Warrant and the Registration Rights Agreement are qualified in their entirety by the complete texts of such documents (including appendices thereto), copies of which are attached hereto as either an exhibit hereto or as an exhibit to the Securities Purchase Agreement attached hereto as
Exhibit 1 and are incorporated herein by reference.

     In letter agreements dated May 1, 1997, FFTP and Rakepoll Finance N.V., a 42.1% holder of the Company's Common Stock, agreed to cause each of their respective designees on the Board of Directors of the Company to vote in favor of and take such action as is necessary to elect to membership on the Board of Directors the other party's designee or designees, as the case may be, as long as FFTP and its affiliates and affiliates of FFT held at least $10 million in aggregate or stated value of the Notes of Preferred Stock. Due to the conversion of the Notes, Rakepoll Finance N.V. no longer is required to take such action with regard to FFTP's designee. The foregoing description of the above arrangement is qualified in its entirety by the complete text of the letter agreements incorporating such arrangement, copies of which are attached hereto as Exhibits 2 and 3

     Except as set forth or incorporated by reference in this Schedule 13D, neither the Filer nor, to the best knowledge of the Filer, any person identified in Item 2, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

                Exhibit 1:  Securities Purchase Agreement, dated as of
                            May 1, 1997, between the Company and FFTP including as exhibits thereto the forms of the Series A Certificate of Designation, the Warrants and the Registration Rights Agreement.

                Exhibit 2: Letter Agreement, dated as May 1, 1997, from Rakepoll Finance N.V. to Health Care Capital Partners, L.P.

                Exhibit 3: Letter Agreement, dated as May 1, 1997, from Health Care Capital Partners, L.P. to Rakepoll Finance N.V.

                Exhibit 4: Assignment Agreement, dated as of May 19, 1997, by and between FFTP and FFTEP.

                               SIGNATURE PAGE
                               --------------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  May 5, 2000



                                    FFT Partners I, L.P.
                                     By: Ferrer Freeman Thompson
                                    & Co. LLC, its General Partner

                                    By: /s/ Carlos A. Ferrer
                                       ----------------------------------
                                       Name:  Carlos A. Ferrer
                                       Title:  Member



                                    FFT Executive Partners I, L.P.
                                    By: Ferrer Freeman Thompson
                                    & Co. LLC, its General Partner

                                    By: /s/ Carlos A. Ferrer
                                       ----------------------------------
                                       Name:  Carlos A. Ferrer
                                       Title:  Member

                                                              Schedule I
                                                              ----------

          FFT PARTNERS I, L.P. and FFT EXECUTIVE PARTNERS I, L.P.
                      DIRECTORS AND EXECUTIVE OFFICERS

Name                                          Principal Occupation
----                                          --------------------

Carlos A. Ferrer                              Member of Ferrer Freeman
                                              Thompson & Co. LLC, general
                                              partner of FFT Partners I,
                                              L.P. and FFT Executive
                                              Partners I, L.P.

David A. Freeman                              Member of Ferrer Freeman
                                              Thompson & Co. LLC, general
                                              partner of FFT Partners I,
                                              L.P. and FFT Executive
                                              Partners I, L.P.

Robert T. Thompson                            Member of Ferrer Freeman
                                              Thompson & Co. LLC, general
                                              partner of FFT Partners I,
                                              L.P. and FFT Executive
                                              Partners I, L.P.

Thomas J. Flynn                               Member of Ferrer Freeman
                                              Thompson & Co. LLC, general
                                              partner of FFT Partners I,
                                              L.P. and FFT Executive
                                              Partners I, L.P.

                                                              Schedule II
                                                              -----------

                           Joint Filing Agreement
                           ----------------------

          This will confirm the agreement by and between all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to the deemed beneficial ownership by the undersigned of shares of the common stock of Sicor Inc. (formerly known as Gensia Sicor Inc.) is being filed on behalf of each of the undersigned.

Dated:   May 5, 2000

                                    FFT Partners I, L.P.
                                     By: Ferrer Freeman Thompson
                                    & Co. LLC, its General Partner

                                    By: /s/ Carlos A. Ferrer
                                       ----------------------------------
                                       Name:  Carlos A. Ferrer
                                       Title:  Member



                                    FFT Executive Partners I, L.P.
                                    By: Ferrer Freeman Thompson
                                    & Co. LLC, its General Partner

                                    By: /s/ Carlos A. Ferrer
                                       ----------------------------------
                                       Name:  Carlos A. Ferrer
                                       Title:  Member